UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM RW
FORM FOR VOLUNTARY WITHDRAWAL OF REGISTRATION STATEMENT

Gold Camp Cripple Creek Colorado, Inc.
(Name of small business issuer in its charter)

Nevada	88-0422025
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

1 Fulton Ave
Shawnee Town, IL 62984
(618) 269-3101
(Address and telephone of principal executive offices)

re:	Gold Camp Cripple Creek Colorado, Inc.
Registration Statement on Form 10-SB
File No. 0-32993
Filed July 16, 2001

     Gold Camp Cripple Creek, Inc. hereby withdraws its registration statement filed on Form 10SB with the Securities and Exchange Commission on July 16, 2001. Gold Camp Cripple Creek, Inc. withdraws its statement so that sufficient time will be available to amend the statement prior to effectiveness. Gold Camp Cripple Creek, Inc. believes that taking this action is in the best interest of the public.

\S\ John A. Schaffer
John A. Schaffer, Director/Secretary
Gold Camp Cripple Creek Colorado, Inc.